UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Underwriting Agreement

On December 2, 2019, ASLAN Pharmaceuticals Limited (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC, relating to the underwritten public offering (the “Offering”) of 5,124,527 of its American Depositary Shares, or ADSs, with each ADS representing five ordinary shares, at a public offering price of $2.50 per ADS. The gross proceeds to the Company from the Offering are expected to be approximately $12.8 million, before deducting underwriting discounts, commissions and estimated offering expenses. The Offering is expected to close on or about December 5, 2019, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriter an option, exercisable at any time through and until one day before the closing date of the Offering, to purchase up to an additional 768,679 ADSs at the public offering price, less the underwriting discounts and commissions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-234405), which was filed on October 31, 2019 and declared effective on November 8, 2019, as supplemented by a prospectus supplement dated December 2, 2019.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriter may be required to make because of such liabilities. Pursuant to the Underwriting Agreement, the underwriter has agreed to purchase the ADSs at the public offering price, less an underwriting discount of 6% per ADS. The Underwriting Agreement also provides that the Company will pay the underwriter for certain offering-related expenses, including a management fee of 1% of the gross proceeds of the Offering. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Walkers (Singapore) Limited Liability Partnership relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On December 2, 2019, the Company issued a press release announcing the Offering. On December 3, 2019, the Company issued another press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statement on Forms F-3 (File No. 333-234405).

Forward-Looking Statements

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F, under the caption “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Exhibits

Exhibit Number	Exhibit Description

1.1	Underwriting Agreement.

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.

23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).

99.1	Press Release dated December 2, 2019.

99.2	Press Release dated December 3, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: December 5, 2019